PRESS RELEASE

Sanofi Appoints Bill Sibold

Executive Vice President Sanofi Genzyme

and Member of the Executive Committee

Paris, France—April 5, 2017—Sanofi today announced the appointment of Bill Sibold as Executive Vice President Sanofi Genzyme, effective July 1, 2017. In this role, Mr. Sibold will be a member of the Executive Committee. He succeeds David Meeker, M.D., who will leave the company at the end of June after a distinguished 23-year career with Genzyme and Sanofi.

Mr. Sibold currently serves as head of Sanofi Genzyme’s Global Multiple Sclerosis, Oncology and Immunology organization, a position he has held since January 2016 and where he has led preparation for the global launches of Dupilumab and Sarilumab. He joined Sanofi in late 2011 as head of the MS franchise where he oversaw the successful launches of Aubagio® and Lemtrada®. As head of Sanofi Genzyme, Mr. Sibold will now lead the company’s efforts to maintain its leadership in rare diseases while continuing to grow in multiple sclerosis, oncology and immunology.

“With a strong commitment to serving patients, Sanofi Genzyme has evolved from a rare disease company into a preeminent specialty care business, deeply rooted in science. I am confident in Bill Sibold’s experience and leadership to build on this strong foundation as we chart the next chapter for Sanofi Genzyme, which has become a real growth driver for Sanofi” said Olivier Brandicourt, Chief Executive Officer, Sanofi. “I would also like to thank David Meeker for his tireless dedication to our shared vision for Sanofi Genzyme and his personal passion for the patients we serve, both of which helped make our company the success it is today.”

Mr. Sibold is from Canada and has more than twenty-five years of experience in the biopharmaceutical industry since starting his career with Eli Lilly. He held a number of leadership positions within Biogen, including driving their U.S. commercial operations in neurology, oncology and rheumatology and general management of Biogen’s Australian and Asia-Pacific business. In addition to his time with Biogen, Mr. Sibold also served as the chief commercial officer of Avanir Pharmaceuticals. He holds an MBA from Harvard Business School and a BA in Molecular Biophysics and Biochemistry from Yale University.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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